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                              June 10, 2024

       David Hung, M.D.
       President and Chief Executive Officer
       Nuvation Bio Inc.
       1500 Broadway, Suite 1401
       New York, NY 10036

                                                        Re: Nuvation Bio Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 24, 2024
                                                            File No. 001-39351

       Dear David Hung:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A, Filed May 24, 2024

       Proposal 4, page 39

   1. We note that Proposal 4 seeks stockholder approval for the conversion of Series A
                                                        Convertible Preferred
Stock into Class A Common Stock. We further note that you issued this convertible
preferred stock as consideration in your April 9, 2024 merger with
                                                        AnHeart Therapeutics
Ltd and that this conversion vote for the merger consideration is required by NYSE rules.
Given that you did not solicit your pre-merger stockholders to approve either the
merger or the merger consideration, please revise your preliminary proxy statement to
include all of the information concerning the merger that is required by
                                                        Items 11, 13, and 14 of
Schedule 14A. For guidance refer to Note A to Schedule 14A.
   2. Discuss the material tax consequences to stockholders resulting from the two mergers.
   3. Please revise to restore all disclosures concerning the fairness opinion and provide all disclosures required by
Regulation M-A, Item 1015.
 David Hung, M.D.
FirstName  LastNameDavid Hung, M.D.
Nuvation Bio  Inc.
Comapany
June       NameNuvation Bio Inc.
     10, 2024
June 10,
Page 2 2024 Page 2
FirstName LastName
Background of the Merger, page 39

4. With reference to the January 10 entry, please revise to disclose the initial terms presented to AnHeart. Without limitation, it should be clear how the equity split discussed on
         January 10 compared to the one-third/two-thirds equity split included
in Nuvation   s
         January 24 letter of intent. Revise the remainder of the Background section, as applicable, to discuss the negotiations and discussions concerning the merger consideration.
5. Revise to explain the negotiations and discussions regarding the structure of the mergers.
         Without limitation, explain whether one or both parties pushed for or against the
            Traditional Structure    that would have allowed your stockholders
to approve or
         disapprove of the merger or the merger consideration prior to closing. Also, discuss the reasons why the parties agreed to conduct two mergers instead of just one.
6. With reference to the disclosure at the bottom of page 44, revise to present the discussions and negotiations concerning the terms of the convertible preferred stock, including the existence, size and timing of the annual dividend which would become payable to preferred holders if the pre-Merger Nuvation stockholders do not approve the Conversion
         Proposal.
7. With a view to disclosure, please tell us whether the parties discussed and negotiated the
         combined company   s future operational plan, including which product
candidate(s) would
         be prioritized in the near term and the funding amounts needed to do so.
Reasons for the Merger, page 41

8. Revise to discuss how the Board determined that the equity split was fair to the pre-
         Merger Nuvation stockholders. Clarify whether the Board and/or its advisors valued the respective businesses and, if so, what the respective valuations were and how they were
         derived. Also, discuss AnHeart   s    business, operations, financial
condition, earnings and
         prospects,    all of which were factors considered by the Board.
Discuss, as applicable, all
         material assumptions concerning commercialization of AnHeart   s
pipeline candidates,
         including applicable time horizon(s).
9. Please tell us whether/how the Board weighed the inability of stockholders to approve or disapprove of the merger consideration prior to closing. In this regard we note that the
         Traditional Structure, if adopted, would have allowed stockholders to prevent the Merger
         or to influence the boards    decision to close the Merger.
10. Please tell us whether the Board, in reaching its determination about the Merger, considered negative factors stemming from its decision to structure the Merger with convertible preferred securities instead of common stock. With reference to the disclosure
         at the bottom of page 44, we note that the Board   s current
recommendation that pre-
         Merger stockholders approve the Conversion Proposal is based on negative features of the convertible preferred stock.
 David Hung, M.D.
Nuvation Bio Inc.
June 10, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-6262 with any questions.



                                                          Sincerely,
FirstName LastNameDavid Hung, M.D.
                                                          Division of
Corporation Finance
Comapany NameNuvation Bio Inc.
                                                          Office of Life
Sciences
June 10, 2024 Page 3
cc:       Melissa H. Boyd, Esq.
FirstName LastName